FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2012 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732 and 333-180288.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director
Date: 6 November 2012

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012

5 November 2012

HSBC Holdings plc – Interim Management Statement

HSBC Holdings plc (‘HSBC’) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 11.00am GMT, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Conference call details

Date:	Monday, 5 November 2012

Time:	6.00am EST
11.00am GMT
7.00pm HKT

Audio webcast: Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations/financial-info

Speakers:	Stuart Gulliver, Group Chief Executive
Iain Mackay, Group Finance Director

Conference details for investors and analysts: Passcode: HSBC

Toll		Toll free
UK and International	+44 (0) 145 258 4928	UK	0800 279 5983
USA	+1 917 503 9902	USA	1866 629 0054
Hong Kong	+852 3077 4624	Hong Kong	800 933 234
Replay conference call details (available until 5 December 2012): Passcode: 45344522#
Toll		Toll free
UK	+44 (0) 845 245 5205	UK	0800 953 1533
International	+44 (0) 145 255 0000	USA	1866 247 4222
		Hong Kong	800 901 393

Investor Relations		Media Relations

Guy Lewis	Robert Quinlan	Patrick Humphris
Tel: +44 (0) 20 7992 1938	Tel: +44 (0) 20 7991 3643	Tel: +44 (0) 20 7992 1631
Hugh Pye		Gareth Hewett
Tel: +852 2822 4908		Tel: +852 2822 4929

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, HSBC is one of the world’s largest banking and financial services organisations.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Highlights

•

Reported profit before tax (‘PBT’) of US$3.5bn in the third quarter (‘3Q12’) was down US$3.7bn on 3Q11, with US$5.8bn relating to adverse movements on the fair value of our own debt; underlying PBT[1] was US$5.0bn for 3Q12, up 125% on 3Q11.

•

Reported PBT in the nine months ended 30 September 2012 (‘the nine months’) of US$16.2bn was down US$2.4bn on the same period in 2011, of which US$7.9bn related to adverse movements on the fair value of our own debt. This was partially offset by higher gains on business disposals of US$4.4bn. Underlying PBT for the nine months was US$14.9bn, up 21% on 2011.

•

The main factors driving the improvement in underlying PBT for 3Q12 and the nine months were increased revenues[2] in Global Banking and Markets (‘GB&M’) and Commercial Banking (‘CMB’), and lower loan impairment charges, notably in North America.

•

Reported operating expenses for 3Q12 were 4% higher than in 3Q11. Underlying operating expenses for 3Q12 were 16% higher than in 3Q11, primarily reflecting the impact of notable items, increased investment in regulatory and compliance infrastructure in the US and higher litigation costs. Excluding these factors, operating costs were marginally higher than in 3Q11, reflecting additional expenses primarily associated with the execution of our strategy.

•

The reported cost efficiency ratio for 3Q12 deteriorated to 70.6% from 49.5% in 3Q11, but improved from 65.8% to 63.7% on an underlying basis as a result of the underlying revenue growth. The ratios were affected by US$0.3bn and US$1.2bn of notable cost items and by US$1.3bn adverse and US$0.1bn favourable notable revenue items in 3Q11 and 3Q12, respectively.

•

We continued to make good progress in all areas of strategy, including generating sustainable cost savings of US$0.5bn in the quarter, which took our total annualised savings to US$3.1bn, and we now expect to exceed our target range of US$2.5bn to US$3.5bn by the end of 2013. We have increased investment in our target markets and in enhancing our processes and technology capabilities. We announced eight transactions to dispose of or close businesses since 30 June 2012, making a total of 41 since the start of 2011.

•

The third quarter results include an additional provision of US$800m in relation to the ongoing US anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations. We are actively engaged in discussions with US authorities to try to reach a resolution, but there is not yet an agreement. The US authorities have substantial discretion in deciding exactly how to resolve this matter. Indeed, the final amount of the financial penalties could be higher, possibly significantly higher, than the amount accrued. (More detail is provided on page 9). We have also made UK customer redress provisions of US$353m, mainly in respect of Payment Protection Insurance.

•	The core tier 1 capital ratio was 11.7% at 30 September 2012.

1	The difference between reported and underlying results is explained and reconciled on page 5.
2	Revenue is defined as net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Group Chief Executive, Stuart Gulliver, commented:

“Our strategy and business model have enabled us to have a strong quarter. Although reported PBT for 3Q12 was down US$3.7bn compared with 3Q11, underlying profit was up US$2.8bn to US$5.0bn compared with 3Q11 and it is on this basis that we measure our performance. The increase in underlying profit was driven by revenue growth in Global Banking and Markets, mainly in Rates and Credit as conditions in the eurozone stabilised relative to 3Q11, and in Commercial Banking, where net interest income rose, reflecting higher average lending and deposit balances. We continued to grow in a majority of our priority markets. In addition, loan impairment charges reduced significantly compared with 3Q11, mainly in North America.

“The third quarter results include an additional provision of US$800m in relation to the ongoing US anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations. We are actively engaged in discussions with US authorities to try to reach a resolution, but there is not yet an agreement. The US authorities have substantial discretion in deciding exactly how to resolve this matter. Indeed, the final amount of the financial penalties could be higher, possibly significantly higher, than the amount accrued. We have also made UK customer redress provisions of US$353m, mainly in respect of Payment Protection Insurance.

“We continue to execute our strategy to ensure that we are aligned with the key global trends of growth in international trade and capital flows and wealth creation, particularly in faster-growing markets. We have made significant progress in delivering our strategic priorities to simplify, restructure and grow HSBC. We have announced 24 disposals and closures this year, including eight since 30 June 2012, making a total of 41 since the beginning of 2011, exiting non-strategic markets and selling businesses and non-core investments. We recorded a further US$0.5bn of sustainable cost savings in 3Q12, which takes the total annualised savings to US$3.1bn. Compared with 3Q11, underlying revenues rose in a majority of our priority growth markets and we maintained our focus on the closer integration of our Global Businesses. This was illustrated by the 8% increase in revenues associated with the collaboration between Global Banking and Markets and Commercial Banking for the nine months. By delivering this strategy we are ensuring that we maintain our distinctive market position.

“While subdued economic conditions persist in Europe and other Western economies, we remain confident in our outlook for growth in the emerging world and, particularly, in mainland China, where we continue to expect a soft landing.”

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Underlying performance

Internally we measure our performance on a like-for-like basis by eliminating the effects of foreign currency translation and changes in credit spread on the fair value of our long-term debt (where the net result of such movements will be zero upon maturity of the debt). We also eliminate the effects of acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses. All of these distort period-on-period comparisons. For disposed businesses, we achieve this by eliminating the gain or loss on disposal in the period incurred and by adjusting the results of operations, where significant. Previously, this adjustment for the results of operations was effected by removing the time-equivalent component of operating profit or loss from the comparative period. From 3Q12 onwards, we will remove the operating profit or loss of the disposed business from all periods presented. This approach better reflects the results of the ongoing business. Had we maintained our previous approach, underlying profit before tax would have been US$802m higher for the nine months ended 30 September 2012. This was mainly due to the elimination of the entire results of the US credit card business.

Reconciliation of reported and underlying revenue

	Nine months ended 30 September			Quarter ended 30 September
	2012 US$m	2011 US$m	Change %	2012 US$m	2011 US$m	Change %

Reported revenue	51,463	55,641	(8)	14,566	19,947	(27)
Constant currency		(1,908)			(707)
Own credit spread	3,903	(3,972)		1,733	(4,114)
Acquisitions, disposals and dilutions	(6,383)	(5,004)	(28)	(172)	(1,677)	90

Underlying revenue	48,983	44,757	9	16,127	13,449	20

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)
	Nine months ended 30 September			Quarter ended 30 September
	2012 US$m	2011 US$m	Change %	2012 US$m	2011 US$m	Change %

Reported LICs	(6,519)	(9,156)	29	(1,720)	(3,890)	56
Constant currency		237			100
Acquisitions, disposals and dilutions	322	1,153	(72)	–	453	(100)

Underlying LICs	(6,197)	(7,766)	20	(1,720)	(3,337)	48

Reconciliation of reported and underlying operating expenses
	Nine months ended 30 September			Quarter ended 30 September
	2012 US$m	2011 US$m	Change %	2012 US$m	2011 US$m	Change %

Reported operating expenses	(31,483)	(30,379)	(4)	(10,279)	(9,869)	(4)
Constant currency		1,195			449
Acquisitions, disposals and dilutions	805	1,906	(58)	1	570	(100)

Underlying operating expenses	(30,678)	(27,278)	(12)	(10,278)	(8,850)	(16)

Underlying cost efficiency ratio	62.6%	60.9%		63.7%	65.8%

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Reconciliation of reported and underlying profit before tax

	Nine months ended 30 September			Quarter ended 30 September
	2012 US$m	2011 US$m	Change %	2012 US$m	2011 US$m	Change %

Reported profit before tax	16,218	18,629	(13)	3,481	7,155	(51)
Constant currency		(424)			(148)
Own credit spread	3,903	(3,972)		1,733	(4,114)
Acquisitions, disposals and dilutions	(5,256)	(1,946)	(170)	(171)	(654)	74

Underlying profit before tax	14,865	12,287	21	5,043	2,239	125

Notable revenue items

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Non-qualifying hedges	(362)	(1,587)	100	(581)	(1,273)
Refinement of PVIF calculation	–	243	–	–	–
Gain on sale of non-core investments in India	314	–	39	275	–
Loss recognised following the reclassification of business to held for sale	(158)	–	(21)	(137)	–
Notable cost items
	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Restructuring and other related costs	660	672	97	303	195
UK customer redress programmes	1,698	630	353	879	19
UK bank levy	(92)	–	(58)	–	–
UK pension credit	–	(587)	–	–	–
Deferred variable compensation awards – accelerated amortisation	–	180	–	–	42
US anti-money laundering, BSA and OFAC investigations	1,500	–	800	700	–

Financial performance commentary

•

Reported profit before tax of US$3.5bn in the third quarter (‘3Q12’) was down US$3.7bn on 3Q11 and in the nine months PBT of US$16.2bn was down US$2.4bn on the same period in 2011. This reflected adverse credit spread movements on the fair value of our own debt of US$1.7bn in 3Q12 and US$3.9bn in the nine months compared with favourable movements of US$4.1bn and US$4.0bn in the respective periods in 2011. In addition, pre-tax profit for both periods was affected by the absence of operational profits from our business disposals, most notably the sale of our Cards and Retail Services business (‘CRS’) in May 2012, and higher notable cost items of US$936m in 3Q12 and US$2.9bn in the nine months. The profit before tax for the nine months also included US$4.5bn of gains from the business disposals compared with US$83m in 2011.

•

Underlying revenue was US$2.7bn higher in the quarter and US$4.2bn higher in the nine months compared with the same periods in 2011. Favourable movements on non-qualifying hedges accounted for US$1.4bn and US$1.2bn of the quarterly and year-to-date increases in revenue respectively. Revenue growth in both periods was led by GB&M, mainly from Rates and Credit, as credit spreads on both government and corporate bond portfolios tightened, liquidity increased, and investor sentiment improved. This compared with a particularly difficult trading environment in 2011, notably in the third quarter, as a result of heightened uncertainty in the eurozone. CMB revenue also increased, driven by net interest income which reflected lending growth as well as higher deposit spreads and balances. In Retail Banking and Wealth Management (‘RBWM’), revenues grew due to increased net interest income in Latin America and Hong Kong and higher insurance revenues, mainly in Hong

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Kong. These factors were partially offset by the effect of the ongoing run-off of the US consumer finance portfolios.

•

Loan impairment charges and other credit risk provisions were significantly lower in 3Q12 and the first nine months than in the same periods in 2011. The decrease in both periods primarily arose in North America due to the continued decline in lending balances in our consumer finance portfolio and improved delinquency rates, as well as the sale of the CRS business in May 2012. 3Q11 loan impairment charges also reflected higher costs to obtain and realise collateral as a result of the delays in foreclosure activity. Loan impairment charges and other credit risk provisions were lower in Europe, reflecting lower credit risk provisions on available-for-sale asset-backed securities (‘ABS’s) in both periods. There were also lower loan impairment charges in RBWM in the UK, where delinquency rates improved in the nine months. These factors were partly offset by higher loan impairment charges in Latin America, notably in Brazil.

•

Loan impairment charges and other credit risk provisions also fell compared with 2Q12, mainly due to the lower lending balances in our consumer finance portfolio in North America. In addition, in Europe there were lower available-for-sale ABS credit risk provisions and significant individually assessed impairments were not repeated. In Latin America, in 3Q12 a marginal improvement in loan impairment charges was recorded as measures to improve credit quality began to take effect.

•	Reported operating expenses for 3Q12 were 4% higher than in 3Q11; for the nine months, they were also up 4% on the same period in 2011.

•

On an underlying basis, operating expenses in both 3Q12 and in the nine months were higher than in their respective comparable periods, primarily reflecting the impact of notable items. In 3Q12, this included a provision of US$800m in respect of US anti-money laundering (‘AML’), Bank Secrecy Act (‘BSA’) and Office of Foreign Asset Control (‘OFAC’) investigations and provisions for UK customer redress programmes of US$353m, which took the balance sheet provision for UK customer redress programmes at 30 September to US$1.8bn. The effect of notable items in the nine months was increased due to higher customer redress provisions in the UK of US$1.1bn, US AML, BSA and OFAC investigation provisions of US$1.5bn and the non-recurrence of the 2011 UK pension credit. Also, we increased investment in regulatory and compliance infrastructure in the US and incurred certain additional litigation costs in North America and Rest of Asia-Pacific.

•

Excluding the factors noted above, 3Q12 costs were marginally higher than in 3Q11, reflecting additional expenses associated with the execution of the strategy (including transitional service agreement costs) which are offset in revenue, and costs associated with CRS divestiture. For the nine months, operating expenses were broadly in line with 2011, remaining in the range of US$8.6bn to US$9.2bn per quarter during the last 18 months. This reflected strict cost control and the realisation of sustainable cost savings through the implementation of our organisational effectiveness programme. These cost savings substantially offset inflationary pressures in certain of our Latin American and Asian markets, and investment in strategically growing the business and enhancing processes and technology capabilities. We continue to drive our organisational effectiveness programme and expect to exceed the top end of our sustainable cost savings target by the end of 2013.

•

Our underlying cost efficiency ratio improved from 65.8% in 3Q11 to 63.7% in 3Q12 as a result of our revenue growth and strict cost control within our operations. The ratios were affected by US$256m and US$1.2bn of notable cost items and by US$1.3bn adverse and US$118m favourable notable revenue items in 3Q11 and 3Q12, respectively.

•

On an underlying basis, our cost efficiency ratio for the nine months of 62.6% was higher than the 60.9% in 2011, as the effect of increased revenue was more than offset by higher notable cost items in 2012 (US$3.8bn in 2012 compared with US$0.9bn in 2011).

•

The number of FTE employees at the end of the quarter was 267,000, almost 22,000 lower than at 31 December 2011. This reflected the planned net reduction of staff numbers across the Group from organisational effectiveness initiatives and business disposals. We achieved a further US$0.5bn of sustainable savings in 3Q12 through our organisational effectiveness programmes. This took our total annualised savings achieved to US$3.1bn.

•	The tax charge of US$658m in the third quarter equated to an effective tax rate of 18.9%. This

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

reflected the effect of the Group’s geographic mix in the period, combining the tax benefit on losses in the US with the tax charge on profits in lower tax rate jurisdictions, notably Hong Kong.

•

Although reported PBT was lower in 2012, the tax charge for the nine months was US$941m higher than in the comparable period in 2011. The tax charge in 2012 included the effect of higher taxed profits arising on the disposal of the CRS business and the US branches, as well as the non-deductible provision in respect of US AML, BSA and OFAC investigations. The tax charge in 2011 included the benefit of deferred tax eligible to be recognised in respect of foreign tax credits. As a result of these factors, the effective tax rate for the nine months in 2012 was 26.4% compared with 18% for the same period in 2011.

•

Reported loans and advances to customers increased by US$26.1bn in the quarter. This included favourable foreign exchange movements of US$16.0bn, partly offset by a US$2.7bn reduction in reverse repo balances. Residential mortgage balances continued to grow strongly in the UK, Hong Kong and Rest of Asia-Pacific reflecting in part the success of our marketing campaigns and competitive pricing. Demand for credit and targeted lending activity focused on capturing international trade and capital flows led to a rise in customer advances in CMB in Hong Kong and Rest of Asia-Pacific. Lending to CMB and GB&M customers in North America also increased, reflecting our strategic investment in target segments. In addition, overdraft balances in the UK rose. This was partly offset by a decline in residential mortgage balances in North America due to repayments and write-offs on the run-off portfolio. In addition, we reclassified to ‘Assets held for sale’ net loans and advances to customers totalling US$3.7bn relating to the planned disposal of an unsecured personal lending portfolio in North America.

•

Customer account balances increased by US$33.6bn, including favourable foreign exchange differences of US$18.8bn. Customer account growth was largely driven by more conservative behaviour by customers in RBWM in Hong Kong, together with a rise in institutional deposits in Rest of Asia-Pacific and higher current accounts in the UK. These movements were offset in part by a decrease in Latin America due to a managed reduction in term deposits in Brazil and a decline in Mexico as customers in RBWM placed their cash in investment funds.

•

Other significant balance sheet movements in the quarter include a rise in trading assets and liabilities, notably in Europe, as inventories of debt and equity securities rose to meet higher client demand. This was partly offset by a decline in cash and balances at central banks and loans and advances to banks as liquidity was redeployed into highly rated debt securities, to repay debt in issue and to support customer lending growth.

•

Net interest margin fell by 20bps in the nine months. This was driven by a reduction in gross yield, which reflected the change in composition of the lending book following the disposal of the high-yielding US cards business in addition to growth in lower-yielding mortgage and term lending balances. Balance Sheet Management was also adversely affected, notably in Europe, as yield curves continued to flatten and interest rates remained low. These factors were partially offset by a lower cost of funds which was driven by a combination of lower interest rates in Latin America, maturity and repayment of older debt at higher coupons in the US and lower interbank and repo funding rates in Europe.

•

The core tier 1 capital ratio strengthened to 11.7%, from 11.3% at 30 June 2012. Internal capital generation of US$2.8bn and favourable foreign exchange movements of US$1.7bn contributed to a total increase of US$4.8bn in core tier 1 capital.

•

RWAs fell by US$4.8bn in the quarter, primarily due to a US$10.0bn reduction in market risk, mainly in GB&M, partially offset by a US$5.5bn increase in credit risk. The decrease in market risk reflected lower VaR and stressed VaR charges due to a reduction in risk levels.

•

Foreign currency translation differences increased credit risk RWAs by US$7.9bn while on a constant currency basis they fell by US$2.4bn. In Rest of Asia-Pacific, credit risk RWAs increased by US$10.4bn, mainly as a result of loan growth in our mainland Chinese associates, primarily in CMB. In Europe, credit risk RWAs fell by US$7.9bn, mainly in GB&M. This included a reduction of US$4.3bn in RWAs due to a decline in borrowing by large corporates and a reduction of US$2.6bn in securitisation RWAs. In North America, the continuing run-down of retail portfolios resulted in a decrease of US$4.2bn in credit risk RWAs in RBWM.

•	On 9 October 2012, the Board announced a third interim dividend for 2012 of US$0.09 per ordinary share.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations

These results include an additional provision of US$800m in relation to US anti-money laundering, Bank Secrecy Act and Office of Foreign Asset Control investigations, the background and risk factors relating to which are set out in Note 25 on the Financial Statements and in the ‘Top and emerging risks’ section starting on page 104 of the Interim Report 2012. We are actively engaged in ongoing discussions with the relevant authorities regarding steps to achieve a resolution, including potential fines, penalties and forfeitures, although no agreement has yet been reached. The resolution of at least some of these matters is likely to involve the filing of corporate criminal as well as civil charges and the imposition of significant fines, penalties and/or monetary forfeitures. While the prosecution of corporate criminal charges in these types of cases has most often been deferred through an agreement with the relevant authorities, the US authorities have substantial discretion, and prior settlements can provide no assurance as to how the US authorities will proceed in these matters. It should be noted that any amounts payable are assessed separately by each agency investigating these matters, and the amounts paid to one agency may or may not be offset against or otherwise taken into account in determining amounts payable to other agencies. There is a high degree of uncertainty in making any estimate of the ultimate cost; it is possible that the amounts when finally determined could be higher, possibly significantly higher, than the amount accrued.

Trading conditions since 30 September 2012 and outlook

Despite a drag on global growth caused by the lack of a sustained recovery in the West, we forecast that emerging markets will grow by close to 5% in 2012 and over 5% in 2013.

We believe that mainland China remains on course for a soft landing. The mainland Chinese economy has seen lower than expected growth in 3Q12, but we believe the problems to be cyclical rather than structural. We forecast that growth will recover in 2013 as the impact of accelerated infrastructure approvals and ambitious regional investment plans filter through. We also expect to see economic recovery in Latin America heading into 2013, helped by policy stimulus measures across the region.

In Europe, the recent European Central Bank actions have contributed to greater market confidence that steps will be taken to preserve the integrity of the single market and the euro within it. As structural and fiscal reform measures are implemented, however, the eurozone economy is at risk of contracting both this year and next. The prospects for growth in the UK remain subdued as they are in part influenced by the situation in the eurozone and weak consumer confidence, although the labour market has proved to be resilient.

In the US, the latest round of quantitative easing is likely to boost demand in the short term, although structural problems persist. There are encouraging signs that house prices are no longer falling and that higher prices can be supported without any direct government subsidy. A housing market recovery will have a positive impact on household finances and help to boost consumer confidence. There remain, however, a number of uncertainties over the remainder of this year and 2013, in particular, resolution of the ‘fiscal cliff’ of tax rises and spending cuts due to take effect early next year. Although recent data has offered encouragement, the pace of US economic growth remains weak compared with previous recoveries.

HSBC’s trading performance in October was satisfactory.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Notes

•

Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2012 and the quarter ended 30 September 2011, or between the nine months ended 30 September 2012 and the corresponding nine months in 2011. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2012 and the corresponding balances at 30 June 2012.

•

The financial information on which this Interim Management Statement is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC’s accounting policies as described in the Annual Report and Accounts 2011. A glossary of terms is also provided in the Annual Report and Accounts 2011.

•

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Annual Report and Accounts 2012 announcement date	4 March 2013
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	20 March 2013
ADSs quoted ex-dividend in New York	20 March 2013
Dividend record date in Hong Kong	21 March 2013
Dividend record date in London, New York, Paris and Bermuda	22 March 2013
Dividend payment date	8 May 2013

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•

changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•

changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of recent market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges, notably the ultimate resolution of the AML, BSA and OFAC investigations.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net interest income	28,490	30,605	9,114	9,289	10,370
Net fee income	12,364	13,064	4,057	3,997	4,257
Net trading income	6,311	4,918	1,792	1,637	106
Changes in fair value of long-term debt issued and related derivatives	(3,195)	3,882	(1,385)	581	4,376
Net income/(expense) from other financial instruments designated at fair value	1,446	(1,195)	819	(422)	(1,589)

Net income from financial instruments designated at fair value	(1,749)	2,687	(566)	159	2,787
Gains less losses from financial investments	1,189	809	166	564	324
Dividend income	134	113	31	75	26
Net earned insurance premiums	10,021	10,046	3,325	3,176	3,346
Gains on disposal of US branch network and cards business	4,012	–	203	3,809	–
Other operating income	1,343	1,571	321	526	286

Total operating income	62,115	63,813	18,443	23,232	21,502

Net insurance claims incurred and movement in liabilities to policyholders	(10,652)	(8,172)	(3,877)	(2,536)	(1,555)

Net operating income before loan impairment charges and other credit risk provisions	51,463	55,641	14,566	20,696	19,947

Loan impairment charges and other credit risk provisions	(6,519)	(9,156)	(1,720)	(2,433)	(3,890)

Net operating income	44,944	46,485	12,846	18,263	16,057

Total operating expenses	(31,483)	(30,379)	(10,279)	(10,851)	(9,869)

Operating profit	13,461	16,106	2,567	7,412	6,188

Share of profit in associates and joint ventures	2,757	2,523	914	1,003	967

Profit before tax	16,218	18,629	3,481	8,415	7,155

Tax expense	(4,287)	(3,346)	(658)	(2,244)	(1,634)

Profit after tax	11,931	15,283	2,823	6,171	5,521

Profit attributable to shareholders of the parent company	10,936	14,437	2,498	5,857	5,222
Profit attributable to non-controlling interests	995	846	325	314	299

	US$	US$	US$	US$	US$

Basic earnings per ordinary share	0.58	0.79	0.13	0.32	0.29
Diluted earnings per ordinary share	0.58	0.78	0.13	0.31	0.28
Dividend per ordinary share (in respect of the period)	0.27	0.27	0.09	0.09	0.09

	%	%	%	%	%

Return on average ordinary shareholders’ equity (annualised)	8.9	12.6	5.8	14.6	13.2
Pre-tax return on average risk-weighted assets (annualised)	1.8	2.2	1.2	2.9	2.4
Cost efficiency ratio	61.2	54.6	70.6	52.4	49.5

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Summary consolidated balance sheet

	At 30 September 2012 US$m	At 30 June 2012 US$m	At 31 December 2011 US$m
ASSETS
Cash and balances at central banks	138,628	147,911	129,902
Trading assets	422,842	391,371	330,451
Financial assets designated at fair value	33,996	32,310	30,856
Derivatives	370,969	355,934	346,379
Loans and advances to banks	165,363	182,191	180,987
Loans and advances to customers	1,001,096	974,985	940,429
Financial investments	403,906	393,736	400,044
Assets held for sale	14,685	12,383	39,558
Other assets	169,576	161,513	156,973

Total assets	2,721,061	2,652,334	2,555,579

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	121,111	123,553	112,822
Customer accounts	1,312,136	1,278,489	1,253,925
Trading liabilities	329,048	308,564	265,192
Financial liabilities designated at fair value	90,924	87,593	85,724
Derivatives	372,409	355,952	345,380
Debt securities in issue	114,106	125,543	131,013
Liabilities under insurance contracts	65,953	62,861	61,259
Liabilities of disposal groups held for sale	8,670	12,599	22,200
Other liabilities	126,940	123,414	111,971

Total liabilities	2,541,297	2,478,568	2,389,486

Equity
Total shareholders’ equity	171,630	165,845	158,725
Non-controlling interests	8,134	7,921	7,368

Total equity	179,764	173,766	166,093

Total equity and liabilities	2,721,061	2,652,334	2,555,579

Ratio of customer advances to customer accounts	76.3%	76.3%	75.0%

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Capital

Capital structure

	At 30 Sep 2012 US$m	At 30 Jun 2012 US$m	At 31 Dec 2011 US$m

Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	165,787	160,606	154,148
Non-controlling interests	4,643	4,451	3,963
Regulatory adjustments to the accounting basis	(3,345)	(3,308)	(4,331)
Deductions	(31,660)	(31,080)	(31,284)

Core tier 1 capital	135,425	130,669	122,496

Other tier 1 capital before deductions	17,253	17,110	17,939
Deductions	(1,138)	(845)	(845)

Tier 1 capital	151,540	146,934	139,590

Total regulatory capital	180,390	175,724	170,334

Total risk-weighted assets	1,155,111	1,159,896	1,209,514

Capital ratios	%	%	%

Core tier 1 ratio	11.7	11.3	10.1
Tier 1 ratio	13.1	12.7	11.5
Total capital ratio	15.6	15.1	14.1

Risk-weighted assets RWAs by risk type
	At 30 Sep 2012 US$m	At 30 Jun 2012 US$m	At 31 Dec 2011 US$m

Credit risk	937,241	931,724	958,189
Counterparty credit risk	49,231	49,535	53,792
Market risk	44,283	54,281	73,177
Operational risk	124,356	124,356	124,356

	1,155,111	1,159,896	1,209,514

RWAs by global businesses
	At 30 Sep 2012 US$bn	At 30 Jun 2012 US$bn	At 31 Dec 2011 US$bn

Total	1,155.1	1,159.9	1,209.5

Retail Banking and Wealth Management	297.0	298.7	351.2
Commercial Banking	408.6	397.8	382.9
Global Banking and Markets	401.6	412.9	423.0
Global Private Banking	21.5	21.8	22.5
Other	26.4	28.7	29.9

RWAs by geographical regions[1]
	At 30 Sep 2012 US$bn	At 30 Jun 2012 US$bn	At 31 Dec 2011 US$bn

Total	1,155.1	1,159.9	1,209.5

Europe	318.9	329.5	340.2
Hong Kong	109.1	108.0	105.7
Rest of Asia-Pacific	315.1	303.2	279.3
Middle East and North Africa	62.3	63.0	58.9
North America	270.4	279.2	337.3
Latin America	100.3	99.8	102.3

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Profit before tax by global business and geographical region

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

By global business
Retail Banking and Wealth Management	7,921	3,350	1,511	4,228	224
Commercial Banking	6,677	6,143	2,248	2,225	1,954
Global Banking and Markets	7,294	5,817	2,247	1,968	1,006
Global Private Banking	779	800	252	241	248
Other	(6,453)	2,519	(2,777)	(247)	3,723

	16,218	18,629	3,481	8,415	7,155

By geographical region
Europe	(884)	5,102	(217)	330	2,955
Hong Kong	5,551	4,369	1,790	1,864	1,288
Rest of Asia-Pacific	6,277	5,750	1,905	2,348	2,008
Middle East and North Africa	1,048	1,152	276	440	405
North America	2,428	341	(926)	2,892	(265)
Latin America	1,798	1,915	653	541	764

	16,218	18,629	3,481	8,415	7,155

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Summary information – global businesses

Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	26,439	25,436	7,124	10,499	7,864

Loan impairment charges and other credit risk provisions	(4,426)	(7,277)	(1,153)	(1,503)	(3,007)

Net operating income	22,013	18,159	5,971	8,996	4,857

Total operating expenses	(14,922)	(15,781)	(4,704)	(5,093)	(5,035)

Operating profit/(loss)	7,091	2,378	1,267	3,903	(178)

Share of profit in associates and joint ventures	830	972	244	325	402

Profit before tax	7,921	3,350	1,511	4,228	224

Profit before tax relates to:
US Card and Retail Services	618	1,491	(150)	99	509
US run-off portfolios	(1,110)	(3,483)	(149)	(750)	(2,120)
Gains on disposal of US branch network and cards business	3,735	–	138	3,597	–
Rest of RBWM	4,678	5,342	1,672	1,282	1,835

Included in profit before tax:
Non-qualifying hedges	(228)	(905)	(40)	(388)	(801)
Acquisitions, disposals and dilutions – Cards and branches	4,528	1,583	139	3,688	541
Acquisitions, disposals and dilutions – Other	228	141	(11)	60	99

	%	%	%	%	%

Cost efficiency ratio	56.4	62.0	66.0	48.5	64.0
Pre-tax return on average risk-weighted assets (annualised)	3.3	1.3	2.0	5.3	0.2

Quarter ended 30 September

RBWM reported profit before tax of US$1.5bn for 3Q12, US$1.3bn higher than in 3Q11, notwithstanding the completion of 16 exits from non-strategic businesses in the latter part of 2011 and during 2012, notably CRS and 195 branches in the US. In the US run-off portfolios, pre-tax losses declined significantly, reflecting lower loan impairment charges in the Consumer and Mortgage Lending portfolio. This resulted from a reduction in lending balances and improved delinquency rates. Loan impairment charges also fell because of the higher costs in 3Q11 to obtain and realise collateral as a result of the delays in foreclosure activity. In addition, HSBC Finance benefited from lower adverse fair value movements on non-qualifying hedges during 3Q12 of US$48m (3Q11: US$927m) as the effect of falling long-term US interest rates was less pronounced.

In the rest of RBWM, excluding the effect of the depreciation of certain currencies against the US dollar, pre-tax profit declined, as revenue growth was more than offset by higher costs and lower income from associates. The revenue growth included increased insurance income in Hong Kong, following strong sales and renewals of life insurance products and, in Hong Kong and Europe, reflecting higher investment returns and favourable market movements, and higher net interest income in Hong Kong resulting from growth in average customer lending and deposit balances. Operating expenses increased as the effect of cost saving initiatives, including a significant reduction in staff numbers resulting from our organisational effectiveness programme, was more than offset by customer redress provisions, notably US$357m in respect of Payment Protection Insurance (‘PPI’) in the UK (3Q11: nil). The reduction in income from associates was primarily due to Ping An Insurance (Group) Company of China, Limited (‘Ping An’) where market valuation losses on equity securities held by their insurance business reflected volatile domestic stock markets. Loan impairment charges were broadly unchanged, with improved delinquency rates in the UK from the focus on higher quality lending offset by increased loan impairment charges in Brazil.

Nine months ended 30 September

Profit before tax of US$7.9bn was US$4.6bn higher than in 2011, in part due to gains of US$4.0bn on a number of strategic disposals during 2012 (2011: US$83m) which were partly offset by the absence of

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

profit before tax previously generated by the businesses sold. Loss before tax in the run-off portfolio declined significantly due to lower loan impairment charges, coupled with lower adverse movements on the fair value of non-qualifying hedges in HSBC Finance of US$265m, compared with US$1.1bn in 2011. These were partly offset by lower net interest income following the reduction in lending balances.

In the rest of RBWM, excluding the effect of foreign exchange movements, profit before tax fell. This was mainly due to higher operating expenses from increased UK customer redress provisions and the non-recurrence of a pension credit in 2011 in the UK of US$256m resulting from a change in the inflation measure used to calculate the defined benefit pension obligations, partly offset by lower staff costs following a progressive reduction in headcount. Loan impairment charges were higher, driven by increased charges in Brazil which were partly offset by the improved delinquency in the UK. Reduced income from associates, mainly due to Ping An, also contributed to lower profit before tax. Revenue grew in Hong Kong and Latin America, in part driven by Wealth Management revenue, partly offset by declines in Europe and North America. In Hong Kong, increased revenue reflected higher customer deposit margins, growth in deposit volumes and a favourable performance in our insurance business which largely resulted from strong sales and renewals of life insurance products and higher investment returns. In Latin America, net interest income also rose, mainly in Brazil and Argentina.

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	12,400	11,691	4,147	4,210	4,011

Loan impairment charges and other credit risk provisions	(1,478)	(1,189)	(554)	(512)	(547)

Net operating income	10,922	10,502	3,593	3,698	3,464

Total operating expenses	(5,521)	(5,335)	(1,785)	(1,938)	(1,870)

Operating profit	5,401	5,167	1,808	1,760	1,594

Share of profit in associates and joint ventures	1,276	976	440	465	360

Profit before tax	6,677	6,143	2,248	2,225	1,954

Included in profit before tax:
Acquisitions, disposals and dilutions	338	36	87	246	11

	%	%	%	%	%

Cost efficiency ratio	44.5	45.6	43.0	46.0	46.6
Pre-tax return on average risk-weighted assets (annualised)	2.2	2.3	2.2	2.2	2.1

Quarter ended 30 September

CMB’s reported profit before tax of US$2.2bn in 3Q12 was 15% higher than in 3Q11, reflecting continued growth in revenue whilst maintaining our focus on costs.

Excluding the effect of foreign exchange movements, the rise in profit before tax was largely attributable to higher revenue in all regions. Net interest income from lending activities increased due to wider asset spreads and growth in average customer loan balances as we continued to support our customers’ demand for credit. Net interest income from deposits also increased as a result of higher average customer account balances, driven by Payments and Cash Management, together with improved liability spreads in Hong Kong as short-

term interest rates increased. Net fee income benefited from continued strong volume growth in Payments and Cash Management, particularly in Hong Kong and Europe reflecting new client mandates, and, to a lesser extent, in Global Trade and Receivables Finance. Higher profits from associates, in mainland China, and gains from business disposals of US$86m also contributed to the increase in profit before tax. Higher loan impairment charges reflected a rise in individually assessed provisions in North America and Latin America, together with the non-recurrence of releases in 3Q11. Operating expenses were broadly unchanged compared with 3Q11, reflecting strong cost control.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Nine months ended 30 September

CMB reported profit before tax of US$6.7bn, US$534m higher than in 2011, driven by strong revenue growth and higher income from our associates. Excluding the effect of foreign exchange movements, the increase in revenue was largely driven by higher net interest income as a result of strong average balance sheet growth, together with improved liability spreads, particularly in Hong Kong. The rise in net fee income reflected higher transaction volumes in both Global Trade and Receivables Finance and Payments and Cash Management, while enhanced collaboration with GB&M in line with our strategy drove an increase in revenue from cross-sales of GB&M products to CMB customers, largely of foreign exchange products. In addition, revenue benefited from disposal gains of US$333m from the sale of non-strategic branches in the US and the Argentina and Hang Seng general insurance businesses.

This increase in revenue was partly offset by higher loan impairment charges driven by a small number of individually assessed impairments in Europe, reflecting the challenging economic conditions in the region, together with an impairment charge on a single corporate exposure in Rest of Asia-Pacific. Loan impairment charges also rose in Latin America, notably in Brazil, following strong lending growth in previous periods. Operating expenses rose, driven by inflationary pressures, a customer redress provision relating to interest rate protection products in Europe and a credit in 2011 relating to defined benefit pension obligations in the UK which did not recur. We continued to fund investment in high priority growth markets, particularly in front line staff, from sustainable cost savings achieved through the implementation of our global business model which have contributed to an improved cost efficiency ratio.

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	14,654	13,187	4,319	4,536	3,498

Loan impairment charges and other credit risk provisions	(588)	(665)	10	(420)	(331)

Net operating income	14,066	12,522	4,329	4,116	3,167

Total operating expenses	(7,377)	(7,216)	(2,304)	(2,356)	(2,356)

Operating profit	6,689	5,306	2,025	1,760	811

Share of profit in associates and joint ventures	605	511	222	208	195

Profit before tax	7,294	5,817	2,247	1,968	1,006

Included in profit before tax:
Non-qualifying hedges	(35)	59	(21)	9	29
Acquisitions, disposals and dilutions	14	3	(6)	11	2

	%	%	%	%	%

Cost efficiency ratio	50.3	54.7	53.3	51.9	67.4
Pre-tax return on average risk-weighted assets (annualised)	2.3	2.1	2.2	1.9	1.0

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Management view of net operating income/(expense)

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Global Markets	7,536	6,429	2,202	2,191	1,283
Credit	655	311	285	65	(219)
Rates	2,168	1,114	363	611	(241)
Foreign Exchange	2,469	2,442	736	776	925
Equities	536	873	140	211	261
Securities Services	1,199	1,284	381	423	430
Asset and Structured Finance	509	405	297	105	127

Global Banking	4,240	4,046	1,455	1,438	1,376
Financing and Equity Capital Markets	2,367	2,468	841	808	804
Payments and Cash Management	1,296	1,108	422	441	413
Other transaction services	577	470	192	189	159

Balance Sheet Management	3,041	2,655	835	926	890
Principal Investments	200	187	53	71	12
Other	(363)	(130)	(226)	(90)	(63)

Net operating income[1]	14,654	13,187	4,319	4,536	3,498

Net operating income/(expense) by geographical region

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Europe	5,476	4,422	1,463	1,603	737
Hong Kong	2,105	1,883	674	643	642
Rest of Asia-Pacific	3,093	2,908	928	1,031	1,001
Middle East and North Africa	616	633	209	229	214
North America	2,048	1,968	641	608	434
Latin America	1,392	1,373	433	441	470
Intra-HSBC items	(76)	–	(29)	(19)	–

Net operating income[1]	14,654	13,187	4,319	4,536	3,498

1	Net operating income before loan impairment charges and other credit risk provisions.

Quarter ended 30 September

GB&M reported profit before tax of US$2.2bn in 3Q12, US$1.2bn higher than in 3Q11. Revenue growth reflected significantly higher Rates and Credit income, as credit spreads on both government and corporate bond portfolios tightened, liquidity increased, and investor sentiment improved. This compared with a particularly difficult trading environment in 3Q11. Legacy Credit revenue rose, mainly in North America, driven by improved market conditions. Revenues in Global Trade and Receivables Finance, reported within ‘Other transaction services’, increased, mainly in Rest of Asia-Pacific as a result of growth in export related activity. By contrast, income from Foreign Exchange decreased, due to a fall in market volatility compared with the particularly high levels in 3Q11, mainly in Europe and Rest of Asia-Pacific. Performance in 3Q12 also benefited from lower individually assessed impairment charges and a net release of credit risk provisions on available-for-sale ABS holdings, following an improvement in underlying asset prices, compared with impairment charges on available-for-sale ABSs in 3Q11. This was coupled with the non-recurrence of impairment charges on Greek sovereign debt.

Nine months ended 30 September

Profit before tax of US$7.3bn was 25% ahead of 2011 as income grew across the majority of our business lines, with record revenues reported in the faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America. Rates income rose significantly, mainly in Europe as noted above, despite unfavourable fair value movements from own credit spreads on structured liabilities (compared with favourable movements in 2011).

Credit reported strong trading revenue, mainly in Europe, driven by tightening spreads along with higher primary market revenues, principally in Hong Kong, as a result of higher issuance demand. This

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

was partly offset by a decline in legacy Credit in Europe due to losses on disposal of assets, along with lower effective yields on the portfolio. Revenue from Foreign Exchange was broadly in line with 2011, as higher income from enhanced collaboration between GB&M and CMB was offset by the effect of a decline in market volatility. In Balance Sheet Management, higher gains were reported on the disposal of available-for-sale investments, mainly in the UK, as we managed structural interest rate risk in the balance sheet. The above movements were offset in part by a reduction in Equities revenues, mainly in Europe, driven by lower client activity as market volumes declined.

In Global Banking, Payments and Cash Management delivered strong revenue growth, driven by an increase in average liability balances, notably in Europe and Rest of Asia-Pacific. This reflected new mandates, partly as a result of the implementation of our Global Liquidity Solutions platform. Global Trade and Receivables Finance also reported higher revenues due to improved spreads and lending growth in Hong Kong and Rest of Asia-Pacific.

Loan impairment charges increased due to a small number of individually assessed charges in Europe, the Middle East and North Africa, and North America, although this was more than offset by a decline in credit risk provisions in Europe as impairment charges on available-for-sale ABSs and Greek sovereign debt declined. Operating expenses increased due to the credit recognised in 2011 relating to defined benefit obligations, which did not recur, and a customer redress provision relating to interest rate protection products in Europe taken in 1H12, together with increased performance costs in line with the rise in net operating income.

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	2,386	2,522	745	815	833

Loan impairment charges and other credit risk provisions	(28)	(24)	(24)	2	(2)

Net operating income	2,358	2,498	721	817	831

Total operating expenses	(1,584)	(1,701)	(471)	(578)	(584)

Operating profit	774	797	250	239	247

Share of profit in associates and joint ventures	5	3	2	2	1

Profit before tax	779	800	252	241	248

Included in profit before tax:
Non-qualifying hedges	2	(3)	4	(2)	1
Acquisitions, disposals and dilutions	56	1	–	58	–

	%	%	%	%	%

Cost efficiency ratio	66.4	67.4	63.2	70.9	70.1
Pre-tax return on average risk-weighted assets (annualised)	4.7	4.4	4.6	4.3	4.2

Quarter ended 30 September

Our GPB operations reported profit before tax of US$252m for 3Q12, which was in line with 3Q11, driven by a reduction in operating expenses, arising from a decline in staff numbers, decreased performance-related pay due to lower revenue generated, and strict cost control. This was partly offset by lower revenue, reflecting a fall in brokerage fees as a result of lower client transaction volumes due to reductions in volatility. Fees, including account service fees, also declined due to a fall in average client assets as a result of cumulative negative net new money over the last four quarters and a reduction in client numbers. The negative net new money and the fall in client numbers were in part driven by a programme which GPB is undertaking in line with our strategy to focus the target client base on high net worth international and domestic relationships. Net interest income fell due to lower deposit balances, in part due to the sale of our operations in Japan, and narrower liability spreads in Switzerland reflecting lower interest rates. Loan impairment charges and other credit risk provisions increased, driven by impairment charges against a few individual customers in the UK, coupled with the non-recurrence of recoveries in the US in the comparable period, partly offset by the non-recurrence of an impairment of available-for-sale Greek sovereign debt securities in Hong Kong.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Nine months ended 30 September

Profit before tax of US$779m declined by 3% compared with 2011. Revenues decreased, driven by lower brokerage fees and account services fees as noted above. Fees from assets under management also reduced due to the fall in average balances in

Europe, which was driven by unfavourable market movements, negative net new money and the fall in client numbers. The lower revenue was partly offset by a gain of US$67m on the sale of our operations in Japan. Operating expenses reduced, reflecting a decline in average staff numbers and lower performance-related pay, which was partly offset by higher customer redress provisions and increased restructuring and other related costs during 2012.

Other1

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	(23)	7,351	(361)	2,124	5,323
– of which effect of changes in own credit spread on the fair value of long-term debt issued	(3,903)	3,972	(1,733)	474	4,114

Loan impairment charges and other credit risk provisions	1	(1)	1	–	(3)

Net operating income/(expense)	(22)	7,350	(360)	2,124	5,320

Total operating expenses	(6,472)	(4,892)	(2,423)	(2,374)	(1,606)

Operating profit/(loss)	(6,494)	2,458	(2,783)	(250)	3,714

Share of profit in associates and joint ventures	41	61	6	3	9

Profit/(loss) before tax	(6,453)	2,519	(2,777)	(247)	3,723

Included in profit/(loss) before tax:
Non-qualifying hedges	(101)	(738)	157	(200)	(502)
Acquisitions, disposals and dilutions	92	182	(38)	130	1

1	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, the effect of changes in credit spread on the fair value of our own long-term debt designated at fair value, and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Head Quarters operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

In ‘Other’, our reported losses before tax of US$2.8bn in 3Q12 and US$6.5bn in the nine months compared with profits before tax of US$3.7bn and US$2.5bn in the comparable periods in 2011. This was driven by adverse movements in credit spreads on the fair value of our long-term debt in 3Q12 and the nine months, compared with favourable fair value movements in 3Q11 and the nine months in 2011. These are not regarded internally as part of managed performance and are therefore not allocated to our global businesses.

Excluding this, our loss before tax for the nine months increased due to adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued by HSBC Holdings plc and its European and North American subsidiaries (compared with favourable fair value movements in the previous period), together with provisions of US$1.5bn (US$800m in 3Q12) for US AML, BSA and OFAC investigations recorded in 2012. These were partially offset by gains of US$314m on the sale of our non-strategic investments in four Indian banks, together with fees received in relation to the transition services agreement entered into following the sale of the CRS business in North America. In addition, we recorded favourable fair value movements on non-qualifying hedges compared with adverse movements in the previous period related to cross-currency swaps used to hedge fixed-rate long-term debt issued by HSBC Holdings.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Summary information – geographical regions

Europe

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	13,775	18,889	4,108	5,782	7,549

Loan impairment charges and other credit risk provisions	(1,409)	(1,866)	(372)	(690)	(693)

Net operating income	12,366	17,023	3,736	5,092	6,856

Total operating expenses	(13,246)	(11,924)	(3,957)	(4,755)	(3,910)

Operating profit/(loss)	(880)	5,099	(221)	337	2,946

Share of profit/(loss) in associates and joint ventures	(4)	3	4	(7)	9

Profit/(loss) before tax	(884)	5,102	(217)	330	2,955

Included in profit/(loss) before tax:
Non-qualifying hedges	(91)	(640)	147	(179)	(444)
Own credit spreads	(3,031)	3,011	(1,426)	345	3,081
Acquisitions, disposals and dilutions	(9)	–	(9)	–	–

	%	%	%	%	%

Cost efficiency ratio	96.2	63.1	96.3	82.2	51.8
Pre-tax return on average risk-weighted assets (annualised)	(0.4)	2.2	(0.3)	0.4	3.7

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	216	1,070	308	(146)	301
Commercial Banking	1,191	1,359	417	292	315
Global Banking and Markets	1,456	493	413	92	(509)
Global Private Banking	380	469	144	71	154
Other	(4,127)	1,711	(1,499)	21	2,694

Profit/(loss) before tax	(884)	5,102	(217)	330	2,955

Quarter ended 30 September

In Europe, the reported loss before tax of US$0.2bn in 3Q12 contrasted with a reported profit before tax of US$3.0bn in 3Q11. The loss was driven by adverse movements of US$1.4bn due to the effect of the change in credit spreads on the fair value of own debt in 3Q12, compared with favourable fair value movements of US$3.1bn in 3Q11. Excluding this, profit before tax was higher than in 3Q11, reflecting the stronger performance in GB&M, mainly in Rates and Credit, as credit spreads on both government and corporate bond portfolios tightened, liquidity increased and investor sentiment improved. In addition, in 3Q12, there were favourable movements on non-qualifying hedges compared with adverse movements in 3Q11 related to cross-currency swaps used to hedge fixed rate long term debt issued by HSBC Holdings. We also reported lower impairments on available-for-sale ABSs following an improvement in underlying asset prices.

Operating expenses increased, primarily due to UK customer redress provisions in RBWM, notably US$357m in respect of PPI in 3Q12, compared with no charge in 3Q11. The increase in expenses was partly offset by lower restructuring and other related costs, coupled with a reduction in staff costs as organisational effectiveness programmes across the region, mainly in RBWM, led to a fall in staff numbers.

Nine months ended 30 September

Our reported loss before tax of US$0.9bn compared with a profit before tax of US$5.1bn in 2011. This was driven by adverse movements in credit spreads on the fair value of own debt of US$3.0bn, compared with favourable fair value movements of US$3.0bn in 2011. Excluding this, profit before tax rose, reflecting favourable revenues and a reduction in loan impairment charges, partly offset by higher expenses.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Higher revenue in GB&M was driven primarily by Rates and Credit as spreads tightened. In addition, Balance Sheet Management reported higher disposal gains on available-for-sale debt securities, mainly in the UK, though this was offset by a decline in net interest income as yield curves continued to flatten and the available-for-sale security portfolio reduced in size as a result of disposals. CMB revenues also rose, benefiting from growth in average customer account balances, improved lending spreads and growth in average lending balances, mainly in the UK. Revenues in RBWM fell, driven by lower deposit spreads reflecting the low interest rate environment and strong competition. In addition, sales of wealth management products declined, in part due to a restructuring of our business offering in anticipation of future regulatory changes. This was partly offset by higher income as a result of the continued strong growth in average mortgage lending balances and higher spreads in the UK, coupled with higher lending balances in Turkey due to competitive pricing. Revenue also benefited from favourable movements on non-qualifying hedges related to long-term debt issued by HSBC Holdings, compared with adverse movements in 2011.

Loan impairment charges were lower than in 2011, mainly in RBWM in the UK where delinquency rates improved from our continued focus on higher quality lending, and credit risk provisions in GB&M reduced.

Expenses were significantly higher than in 2011, due to the increase in customer redress provisions, mainly in RBWM. In addition, a credit relating to defined benefit pension obligations in the UK in 2011 did not recur. Excluding these items, costs decreased as our organisational effectiveness initiatives progressed, delivering sustainable cost savings of approximately US$470m in the nine months. We estimate that the cost of the UK bank levy will be US$0.6bn for the full year 2012, which will be recognised in 4Q12 as required by accounting standards.

We reached the £4bn (US$6bn) lending target for the International SME Fund in the first nine months of the year and have now increased the size of the fund to £5bn (US$8bn). We have also increased the funds available for UK mortgage customers in 2012 from £15bn (US$24bn) to £17bn (US$27bn), with £4bn (US$6bn) (previously £3bn (US$5bn)) set aside for first time buyers. We have continued to fund this lending growth through our own resources rather than accessing the Bank of England’s Funding for Lending scheme.

Hong Kong

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	9,158	8,011	3,025	3,047	2,597

Loan impairment charges and other credit risk provisions	(56)	(137)	(24)	(13)	(112)

Net operating income	9,102	7,874	3,001	3,034	2,485

Total operating expenses	(3,612)	(3,542)	(1,216)	(1,191)	(1,203)

Operating profit	5,490	4,332	1,785	1,843	1,282

Share of profit in associates and joint ventures	61	37	5	21	6

Profit before tax	5,551	4,369	1,790	1,864	1,288

Included in profit before tax:
Non-qualifying hedges	(30)	(14)	(12)	(6)	–
Acquisitions, disposals and dilutions	53	12	46	4	4

	%	%	%	%	%

Cost efficiency ratio	39.4	44.2	40.2	39.1	46.3
Pre-tax return on average risk-weighted assets (annualised)	6.9	5.3	6.6	7.0	4.7

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	2,643	2,263	890	809	664
Commercial Banking	1,522	1,216	521	501	391
Global Banking and Markets	1,135	940	349	352	309
Global Private Banking	180	156	58	58	26
Other	71	(206)	(28)	144	(102)

Profit before tax	5,551	4,369	1,790	1,864	1,288

Quarter ended 30 September

In Hong Kong, reported profit before tax in 3Q12 increased by 39% on 3Q11 to US$1.8bn, the result of higher revenues which included gains on the sale of our Hang Seng General Insurance business of US$46m attributed to RBWM and CMB and our shares in two Indian banks of US$39m recorded in Other. Revenue also rose due to an increase in net interest income, which was driven by wider deposit spreads and loan and deposit growth during 2012, primarily in CMB and RBWM. Higher net fee income reflected increased debt capital markets fees in GB&M due to our involvement in a larger number of deals in 2012 for CMB and GB&M clients as well as increased transaction volumes in CMB, which resulted from trade-related business growth in line with our strategy. Insurance income benefited from the positive effect of market valuation changes in 3Q12 compared with the adverse market effects experienced in 2011, coupled with strong sales and renewals of life insurance products. Loan impairment charges and other credit risk provisions were lower, reflecting the non-recurrence of charges in 3Q11, notably individual impairment charges in CMB and an impairment of available-for-sale Greek sovereign debt securities in GPB.

Nine months ended 30 September

Reported profit before tax increased by 27% to US$5.6bn, including gains of US$314m on the sale of our shares in four Indian banks recorded in Other and the gain on the sale of the Hang Seng General Insurance business. Excluding these gains, revenue grew, driven by higher net interest income resulting from wider deposit spreads, and higher average balances in trade-related and term lending in CMB and in customer deposit balances. Income from the insurance business increased following the positive effect of market valuation changes in 2012 compared with the adverse market effects experienced in 2011, coupled with strong sales and renewals of life insurance products, partly offset by the non-recurrence of the implementation benefit of the refinement of the calculation of the present value of in-force (‘PVIF’) long-term insurance business in 2011. Trading income increased due to a strong performance in Rates, while Credit benefited from favourable debt securities trading and increased client activity. Loan impairment charges were lower due to the non-recurrence of impairment charges incurred in CMB and GPB in 2011. Operating expenses increased, though to a lesser extent than revenues, due to higher systems implementation and processing costs and wage inflation, partly offset by reduced average staff numbers as we continued to implement programmes to improve efficiency across our operations.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Rest of Asia-Pacific

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	8,569	8,103	2,622	2,963	2,755

Loan impairment charges and other credit risk provisions	(336)	(213)	(38)	(122)	(113)

Net operating income	8,233	7,890	2,584	2,841	2,642

Total operating expenses	(4,372)	(4,335)	(1,507)	(1,380)	(1,499)

Operating profit	3,861	3,555	1,077	1,461	1,143

Share of profit in associates and joint ventures	2,416	2,195	828	887	865

Profit before tax	6,277	5,750	1,905	2,348	2,008

Included in profit before tax:
Non-qualifying hedges	(15)	(4)	10	(16)	(6)
Own credit spreads	(3)	2	(1)	(1)	4
Acquisitions, disposals and dilutions	272	203	–	188	7

	%	%	%	%	%

Cost efficiency ratio	51.0	53.5	57.5	46.6	54.4
Pre-tax return on average risk-weighted assets (annualised)	2.8	3.3	2.5	3.2	3.2

Profit before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	1,283	1,286	362	456	520
Commercial Banking	1,950	1,674	700	673	613
Global Banking and Markets	2,544	2,297	810	865	757
Global Private Banking	139	78	25	88	29
Other	361	415	8	266	89

Profit before tax	6,277	5,750	1,905	2,348	2,008

Quarter ended 30 September

In Rest of Asia-Pacific, reported profit before tax of US$1.9bn in 3Q12 was 5% down on 3Q11. Reported revenues declined due to the depreciation of a number of Asian currencies against the US dollar, notably the Indian rupee, and the reduction in revenues following the sale of our RBWM business in Thailand and our GPB business in Japan. Excluding these items, revenue rose marginally from higher net interest income, as average lending balances grew in CMB and GB&M, most notably in India, mainland China and Indonesia. Loan impairment charges declined due to an impairment release in Singapore compared with a charge in 3Q11. The improved performance was partly offset by higher operating expenses, reflecting a litigation provision of US$94m made in respect of a long standing court case as well as the impairment of our interest in a joint venture.

Nine months ended 30 September

Reported profit before tax increased by 9% to US$6.3bn, including gains of US$305m from the sale of non-strategic businesses in 2012. Excluding these gains, revenue rose driven by higher net interest income notably increased Balance Sheet Management income in GB&M in mainland China, mainly due to growth in the overall investment portfolio. Strong growth in average lending balances across most of the region, mainly in GB&M and CMB, also contributed, reflecting client demand and our strategy of growing assets selectively. This revenue growth was partly offset by currency depreciation. Loan impairment charges and other credit risk provisions rose due to an impairment charge on a corporate exposure in Australia, higher individual loan impairment charges in India in CMB, and a credit risk provision on an available-for-sale debt security in GB&M, partly offset by a release in Singapore as noted above. Costs were broadly in line with 2011 as wage inflation, higher restructuring and

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

other related costs, a litigation provision and the impairment of our interest in a joint venture were broadly offset by lower average staff numbers, as we implemented programmes to improve efficiency across our operations, and the depreciation of certain Asian currencies against the US dollar. The contribution from our associates in mainland China rose, particularly from Bank of Communications Co., Limited and Industrial Bank Co. Limited, as a

result of loan growth and higher fee income partly offset by increased operating expenses and impairment charges. The contribution from Ping An reduced, due to market valuation losses on equity securities held by their insurance business, which reflected volatile domestic equity markets, partly offset by increased income from the banking business.

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	1,813	1,927	576	635	691

Loan impairment charges and other credit risk provisions	(217)	(185)	(82)	(24)	(86)

Net operating income	1,596	1,742	494	611	605

Total operating expenses	(830)	(851)	(293)	(276)	(277)

Operating profit	766	891	201	335	328

Share of profit in associates and joint ventures	282	261	75	105	77

Profit before tax	1,048	1,152	276	440	405

Included in profit before tax:
Own credit spreads	(5)	10	(1)	(4)	14
Acquisitions, disposals and dilutions	(70)	1	(70)	(3)	1

	%	%	%	%	%

Cost efficiency ratio	45.8	44.2	50.9	43.5	40.1
Pre-tax return on average risk-weighted assets (annualised)	2.3	2.7	1.8	2.9	2.8

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	187	188	47	61	87
Commercial Banking	438	425	97	171	129
Global Banking and Markets	454	509	168	215	170
Global Private Banking	7	–	3	1	1
Other	(38)	30	(39)	(8)	18

Profit before tax	1,048	1,152	276	440	405

Quarter ended 30 September

In the Middle East and North Africa, our reported profit before tax of US$276m in 3Q12 was US$129m lower than in 3Q11. Our results were affected by decisions to exit certain markets as well as a challenging political and economic environment across the region. We recorded an additional investment loss of US$74m on a subsidiary in the quarter, coupled with lower trading income reflecting a release of credit valuation adjustments in 3Q11. In addition, operating expenses increased on 3Q11 driven by costs associated with the merger with Oman International Bank (‘OIB’) in June 2012 and restructuring and other related costs from our planned exit from Pakistan. Excluding these items, costs fell due to sustainable cost saving initiatives.

Nine months ended 30 September

Our reported profit before tax of US$1.0bn decreased by 9%. Revenue was adversely affected by the investment loss noted above, totalling US$85m, together with unfavourable credit valuation adjustments on certain trading positions, largely related to a specific customer in GB&M.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

These items were partly offset by higher net interest income in RBWM, notably in Egypt due to higher average deposit balances and wider spreads as we benefited from higher interest rates. Net interest income in GB&M also increased due to higher yields on the available-for-sale investment portfolios in Balance Sheet Management. The positive effect of the revenue from OIB reported since the date of the merger was partially offset by lower GPB revenues, reflecting the exit of our domestic private banking operations in the UAE. Loan impairment charges were higher, mainly relating to a small number of large exposures in GB&M. Costs were lower than in 2011, despite incurring operating expenses for OIB since the date of the merger and restructuring and other related costs from our planned exit from Pakistan, as we continued to see the benefits of our operational effectiveness programmes. Profits from our principal associate, The Saudi British Bank, also increased due to a combination of higher income resulting from strong balance sheet growth and fee income, together with lower costs.

North America

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	12,353	12,379	2,375	6,417	4,139

Loan impairment charges and other credit risk provisions	(2,856)	(5,441)	(695)	(1,051)	(2,392)

Net operating income	9,497	6,938	1,680	5,366	1,747

Total operating expenses	(7,070)	(6,624)	(2,608)	(2,471)	(2,022)

Operating profit/(loss)	2,427	314	(928)	2,895	(275)

Share of profit in associates and joint ventures	1	27	2	(3)	10

Profit/(loss) before tax	2,428	341	(926)	2,892	(265)

Included in profit/(loss) before tax:
Non-qualifying hedges	(226)	(929)	(45)	(380)	(823)
Own credit spreads	(864)	949	(305)	134	1,015
Acquisitions, disposals and dilutions	4,888	1,605	204	3,897	546

	%	%	%	%	%

Cost efficiency ratio	57.2	53.5	109.8	38.5	48.9
Pre-tax return on average risk-weighted assets (annualised)	1.1	0.1	(1.3)	3.8	(0.3)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	3,213	(2,047)	(261)	2,942	(1,602)
Card and Retail Services	618	1,491	(150)	99	509
Run-off portfolios	(1,110)	(3,483)	(149)	(750)	(2,120)
Gains on disposal of US branch network and cards business	3,735	–	138	3,597	–
Rest of RBWM	(30)	(55)	(100)	(4)	9
Commercial Banking	983	756	301	399	268
Global Banking and Markets	758	738	209	151	(18)
Global Private Banking	58	83	17	18	34
Other	(2,584)	811	(1,192)	(618)	1,053

Profit/(loss) before tax	2,428	341	(926)	2,892	(265)

Quarter ended 30 September

In North America, our reported pre-tax loss of US$926m in 3Q12 was US$661m higher than in 3Q11 due to lower revenues and higher costs. Excluding the adverse credit spread movements on the fair value of our own debt of US$305m in 3Q12 and the favourable credit spread movements of

US$1.0bn in 3Q11, revenue declined in 3Q12 due to the sale of CRS and lower lending balances in the CML portfolio. These were partly offset by lower adverse movements in the fair value of non-qualifying hedges in HSBC Finance of US$48m (compared with US$927m in 3Q11), as well as the gain on sale of US branches in 3Q12 of US$203m.

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Operating expenses increased, driven by an additional provision for US law enforcement and regulatory matters of US$800m relating to AML, BSA and OFAC investigations, along with increased compliance costs as we continued to address the requirements of the regulatory consent orders covering foreclosure activities, and as we invested in process enhancements and infrastructure related to AML, BSA and OFAC consent orders. These were partly offset by lower average staff numbers following the sales of CRS and 195 non-strategic branches (principally in upstate New York), as well as the effect of organisational effectiveness programmes. Loan impairment charges declined reflecting lower lending balances in our consumer finance portfolio, improved delinquency rates, and the sale of the CRS business in May 2012. Loan impairment charges also fell because of the higher costs in 3Q11 to obtain and realise collateral as a result of delays in foreclosure activity.

Nine months ended 30 September

Reported profit before tax was US$2.4bn, US$2.1bn higher than in 2011 primarily from the gains on sales of CRS, the US branches and the Private Client Services business in Canada. Excluding the above gains, the absence of the profit before tax previously generated from the businesses sold and the adverse credit spread movements on the fair value of our own debt (compared with a favourable movement in the nine months in 2011), pre-tax loss declined. This was due to lower loan impairment charges and higher revenue, partly offset by higher operating costs. Loan impairment charges fell, primarily in our consumer finance portfolio. Higher revenue primarily resulted from adverse movements on non-qualifying hedges in HSBC Finance of US$265m, (compared with US$1.1bn in the nine months in 2011), partly offset by lower net interest income resulting from lower average lending balances in the CML portfolio. Costs increased due to a provision for US regulatory matters of US$1.5bn. Regulatory and compliance costs increased by around US$200m. These increases were partly offset by the effect of initiatives to reduce costs as we achieved some US$340m of additional sustainable cost savings, as well as lower staff numbers, reduced litigation costs and the non-recurrence of software impairments.

As part of our continued strategic initiatives, during 3Q12 we reclassified US$3.7bn of customer loans and advances, net of impairment allowances, from our consumer finance portfolio to assets held for sale as we actively marketed this portfolio.

Latin America

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Net operating income before loan impairment charges and other credit risk provisions	8,260	8,708	2,695	2,679	3,025

Loan impairment charges and other credit risk provisions	(1,645)	(1,314)	(509)	(533)	(494)

Net operating income	6,615	7,394	2,186	2,146	2,531

Total operating expenses	(4,818)	(5,479)	(1,533)	(1,605)	(1,767)

Operating profit	1,797	1,915	653	541	764

Share of profit in associates and joint ventures	1	–	–	–	–

Profit before tax	1,798	1,915	653	541	764

Included in profit before tax:
Acquisitions, disposals and dilutions	122	125	–	107	96
	%	%	%	%	%

Cost efficiency ratio	58.3	62.9	56.9	59.9	58.4
Pre-tax return on average risk-weighted assets (annualised)	2.4	2.5	2.6	2.1	2.9

HSBC HOLDINGS PLC

Interim Management Statement – 3Q 2012 (continued)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2012 US$m	30 Sep 2011 US$m	30 Sep 2012 US$m	30 Jun 2012 US$m	30 Sep 2011 US$m

Retail Banking and Wealth Management	379	590	165	106	254
Commercial Banking	593	713	212	189	238
Global Banking and Markets	947	840	298	293	297
Global Private Banking	15	14	5	5	4
Other	(136)	(242)	(27)	(52)	(29)

Profit before tax	1,798	1,915	653	541	764

Quarter ended 30 September

In Latin America, reported profit before tax for 3Q12 of US$653m was 15% lower than in 3Q11, mainly due to adverse exchange rate movements against the US dollar, a loss of US$21m recognised in 3Q12 relating to the reclassification of certain non-strategic businesses to held for sale in line with our strategy to simplify and restructure HSBC, and the non-recurrence of a gain on sale of the Afore business in Mexico in 3Q11 of US$83m. Excluding the above, profit before tax rose, mainly due to a rise in net interest income. This was mainly in Brazil, resulting from higher average lending balances in CMB and a higher yielding portfolio mix in RBWM. In Argentina, higher net interest income was driven by higher average lending balances in both RBWM and CMB. Loan impairment charges increased, mainly in RBWM in Brazil due to higher delinquency rates following strong balance sheet growth in previous periods in buoyant economic conditions which subsequently slowed. Also in Brazil, in CMB, loan impairment charges increased due to higher individual impairments. These were partly offset by lower loan impairment charges in RBWM and CMB in Mexico. When compared with the preceding quarters in 2012, there was a marginal improvement in loan impairment charges in the region as measures to improve credit quality in Brazil began to take effect. Operating expenses remained largely unchanged as union-agreed wage increases in Brazil and Argentina and inflationary pressures were broadly offset by cost control and cost savings initiatives across the region, which resulted in a reduction in average staff numbers of 7% and an improved cost efficiency ratio.

Nine months ended 30 September

Reported profit before tax was US$1.8bn, 6% lower than in 2011, mainly due to adverse exchange rate movements against the US dollar, a loss of US$158m relating to the reclassification of certain businesses to held for sale and the non-recurrence of the gain on sale of HSBC Afore in 2011, partly offset by a gain of US$102m following the completion of the sale of our general insurance business in Argentina. Excluding these items, profit before tax increased due to revenue growth in Brazil and Argentina reflecting a higher yielding portfolio mix in RBWM and higher average lending balances in CMB. Balance Sheet Management revenues rose in Brazil, as we benefited from downward movements in interest rates which lowered the cost of funding assets in this portfolio. This was partly offset by higher loan impairment charges, primarily in RBWM and CMB in Brazil. Costs were broadly in line with 2011, as a result of sustainable cost savings initiatives which saved some US$200m, cost control and lower restructuring and other related costs which offset inflationary pressures, union-agreed salary increases, volume-driven transactional taxes and a fine relating to anti-money laundering in Mexico.

HSBC HOLDINGS PLC

Appendix – selected information

Loans and advances to customers by industry sector and by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	Middle East and North Africa US$m	North America US$m	Latin America US$m	Gross loans and advances to customers US$m	Gross loans by industry sector as a % of total gross loans %
At 30 September 2012
Personal	182,106	67,386	47,996	6,067	86,680	18,566	408,801	40.2
Residential mortgages	132,219	50,586	35,764	1,956	71,425	5,127	297,077	29.2
Other personal	49,887	16,800	12,232	4,111	15,255	13,439	111,724	11.0

Corporate and commercial	221,809	97,967	83,455	22,252	49,038	35,507	510,028	50.1
Manufacturing	58,741	10,395	19,062	3,450	9,890	12,876	114,414	11.2
International trade and services	68,010	32,738	30,962	8,998	13,656	9,662	164,026	16.1
Commercial real estate	33,540	22,431	9,641	839	6,662	3,491	76,604	7.5
Other property-related	7,866	16,909	7,065	2,101	6,204	390	40,535	4.0
Government	1,970	2,952	708	1,529	1,021	1,911	10,091	1.0
Other commercial	51,682	12,542	16,017	5,335	11,605	7,177	104,358	10.3

Financial	59,395	4,572	4,412	1,318	23,129	1,674	94,500	9.3
Non-bank financial institutions	58,084	3,804	3,970	1,317	23,129	1,474	91,778	9.0
Settlement accounts	1,311	768	442	1	–	200	2,722	0.3

Asset-backed securities reclassified	3,829	–	–	–	371	–	4,200	0.4

Total gross loans and advances to customers[1]	467,139	169,925	135,863	29,637	159,218	55,747	1,017,529	100.0

At 30 June 2012
Personal	173,650	65,669	45,409	6,015	91,611	18,448	400,802	40.4
Residential mortgages	125,729	48,951	33,636	1,937	71,582	4,945	286,780	28.9
Other personal	47,921	16,718	11,773	4,078	20,029	13,503	114,022	11.5

Corporate and commercial	214,423	96,164	81,029	22,216	43,540	34,829	492,201	49.6
Manufacturing	55,245	10,235	17,550	3,888	8,594	12,538	108,050	10.9
International trade and services	64,843	31,631	30,777	8,574	11,471	9,399	156,695	15.8
Commercial real estate	32,563	21,510	9,544	940	6,706	3,451	74,714	7.5
Other property-related	7,506	17,079	6,849	2,060	6,120	344	39,958	4.0
Government	2,073	2,906	390	1,514	774	1,853	9,510	1.0
Other commercial	52,193	12,803	15,919	5,240	9,875	7,244	103,274	10.4

Financial	58,322	3,907	3,897	1,438	25,237	1,754	94,555	9.5
Non-bank financial institutions	57,460	3,413	3,492	1,433	25,186	1,547	92,531	9.3
Settlement accounts	862	494	405	5	51	207	2,024	0.2

Asset-backed securities reclassified	4,243	–	–	–	401	–	4,644	0.5

Total gross loans and advances to customers[1]	450,638	165,740	130,335	29,669	160,789	55,031	992,202	100.0

At 31 December 2011
Personal	166,147	63,181	43,580	5,269	95,336	20,112	393,625	41.1
Residential mortgages	119,902	46,817	32,136	1,837	73,278	4,993	278,963	29.1
Other personal	46,245	16,364	11,444	3,432	22,058	15,119	114,662	12.0

Corporate and commercial	204,984	91,592	77,887	21,152	41,271	35,930	472,816	49.3
Manufacturing	45,632	9,004	16,909	3,517	7,888	13,104	96,054	10.0
International trade and services	64,604	29,066	29,605	8,664	10,710	10,060	152,709	15.9
Commercial real estate	32,099	20,828	9,537	1,002	7,069	3,406	73,941	7.7
Other property-related	7,595	17,367	6,396	1,770	5,729	682	39,539	4.1
Government	3,143	2,918	962	1,563	656	1,837	11,079	1.2
Other commercial	51,911	12,409	14,478	4,636	9,219	6,841	99,494	10.4

Financial	63,671	3,473	3,183	1,168	12,817	1,907	86,219	9.0
Non-bank financial institutions	63,313	3,192	2,937	1,162	12,817	1,854	85,275	8.9
Settlement accounts	358	281	246	6	–	53	944	0.1

Asset-backed securities reclassified	4,776	–	–	–	504	–	5,280	0.6

Total gross loans and advances to customers[1]	439,578	158,246	124,650	27,589	149,928	57,949	957,940	100.0

1	Additionally, gross loans and advances to customers of US$4,864m (30 June 2012: US$5,602m; 31 December 2011: US$36,719m) are reported within assets held for sale.

HSBC HOLDINGS PLC

Appendix – selected information

Exposures to countries in the eurozone

The tables in this section summarise our exposures to selected eurozone countries, including governments and central banks along with quasi government agencies; banks; other financial institutions and corporates; and personal lending.

Exposures to banks, other financial institutions, other corporates and personal lending are based upon the counterparty’s country of domicile.

Summary of net exposures to peripheral eurozone countries

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	10.6	22.6	19.3	1.4	53.9
Risk mitigation	(6.6)	(16.4)	(1.7)	(0.1)	(24.8)

Net on-balance sheet exposure	4.0	6.2	17.6	1.3	29.1

Off-balance sheet exposures	–	0.7	7.5	–	8.2

Total net exposure	4.0	6.9	25.1	1.3	37.3

Total net exposure by country
Spain	0.8	2.7	7.9	0.1	11.5
Ireland	0.3	1.8	7.3	0.1	9.5
Italy	2.3	1.8	4.8	0.1	9.0
Greece	–	0.3	3.9	0.9	5.1
Portugal	0.6	0.3	0.8	–	1.7
Cyprus	–	–	0.4	0.1	0.5

	4.0	6.9	25.1	1.3	37.3

Exposures to peripheral eurozone countries

Exposures to Spain

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	1.9	7.0	5.7	0.1	14.7
Risk mitigation	(1.1)	(4.5)	(0.6)	–	(6.2)

Net on-balance sheet exposure	0.8	2.5	5.1	0.1	8.5

Off-balance sheet exposures	–	0.2	2.8	–	3.0

Total net exposure	0.8	2.7	7.9	0.1	11.5

Of which:
– net trading assets representing cash collateral posted	–	1.5	–	–	1.5
– on-balance sheet exposures held to meet DPF insurance liabilities	0.2	0.3	0.1	–	0.6

Total credit default swaps
– CDS asset positions	0.6	0.1	–	–	0.7
– CDS liability positions	(0.6)	(0.1)	–	–	(0.7)
– CDS asset notionals	6.1	2.5	1.2	–	9.8
– CDS liability notionals	5.7	2.5	1.1	–	9.3

HSBC HOLDINGS PLC

Appendix – selected information (continued)

Exposures to Ireland

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	1.0	10.5	6.4	0.2	18.1
Risk mitigation	(0.7)	(8.7)	(0.3)	(0.1)	(9.8)

Net on-balance sheet exposure	0.3	1.8	6.1	0.1	8.3

Off-balance sheet exposures	–	–	1.2	–	1.2

Total net exposure	0.3	1.8	7.3	0.1	9.5

Of which:
– net trading assets representing cash collateral posted	0.1	1.4	0.3	–	1.8
– on-balance sheet exposures held to meet DPF insurance liabilities	0.1	0.3	–	–	0.4

Total credit default swaps
– CDS asset positions	0.1	–	0.1	–	0.2
– CDS liability positions	(0.1)	–	–	–	(0.1)
– CDS asset notionals	1.4	–	0.7	–	2.1
– CDS liability notionals	1.4	–	0.2	–	1.6

Exposures to Italy

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	6.6	3.8	3.0	0.1	13.5
Risk mitigation	(4.3)	(2.3)	(0.6)	–	(7.2)

Net on-balance sheet exposure	2.3	1.5	2.4	0.1	6.3

Off-balance sheet exposures	–	0.3	2.4	–	2.7

Total net exposure	2.3	1.8	4.8	0.1	9.0

Of which:
– net trading assets representing cash collateral posted	–	0.6	–	–	0.6
– on-balance sheet exposures held to meet DPF insurance liabilities	0.3	0.4	0.3	–	1.0

Total credit default swaps
– CDS asset positions	0.7	0.4	0.1	–	1.2
– CDS liability positions	(0.7)	(0.4)	(0.1)	–	(1.2)
– CDS asset notionals	7.6	6.0	3.7	–	17.3
– CDS liability notionals	8.1	5.6	3.9	–	17.6

HSBC HOLDINGS PLC

Appendix – selected information (continued)

Exposures to Greece

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	–	0.9	3.7	0.9	5.5
Risk mitigation	–	(0.7)	(0.3)	–	(1.0)

Net on-balance sheet exposure	–	0.2	3.4	0.9	4.5

Off-balance sheet exposures	–	0.1	0.5	–	0.6

Total net exposure	–	0.3	3.9	0.9	5.1

Of which:
– net trading assets representing cash collateral posted	–	–	–	–	–
– on-balance sheet exposures held to meet DPF insurance liabilities	–	–	–	–	–

Total credit default swaps
– CDS asset positions	–	–	0.1	–	0.1
– CDS liability positions	–	–	(0.1)	–	(0.1)
– CDS asset notionals	–	–	0.3	–	0.3
– CDS liability notionals	–	–	0.3	–	0.3

Exposures to Portugal

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	1.1	0.5	0.3	–	1.9
Risk mitigation	(0.5)	(0.2)	–	–	(0.7)

Net on-balance sheet exposure	0.6	0.3	0.3	–	1.2

Off-balance sheet exposures	–	–	0.5	–	0.5

Total net exposure	0.6	0.3	0.8	–	1.7

Of which:
– net trading assets representing cash collateral posted	0.4	–	–	–	0.4
– on-balance sheet exposures held to meet DPF insurance liabilities	0.1	–	–	–	0.1

Total credit default swaps
– CDS asset positions	0.2	0.1	–	–	0.3
– CDS liability positions	(0.2)	–	–	–	(0.2)
– CDS asset notionals	1.6	0.9	0.8	–	3.3
– CDS liability notionals	1.6	0.8	0.8	–	3.2

HSBC HOLDINGS PLC

Appendix – selected information (continued)

Exposures to Cyprus

	At 30 September 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	–	–	0.3	0.1	0.4
Risk mitigation	–	–	–	–	–

Net on-balance sheet exposure	–	–	0.3	0.1	0.4

Off-balance sheet exposures	–	–	0.1	–	0.1

Total net exposure	–	–	0.4	0.1	0.5

Of which:
– net trading assets representing cash collateral posted	–	–	–	–	–
– on-balance sheet exposures held to meet DPF insurance liabilities	–	–	–	–	–

Total credit default swaps
– CDS asset positions	–	–	–	–	–
– CDS liability positions	–	–	–	–	–
– CDS asset notionals	–	–	–	–	–
– CDS liability notionals	–	–	–	–	–

Redenomination risk

As a result of the continuing distressed conditions experienced by the peripheral eurozone countries, there is an increased possibility of a member state exiting from the eurozone. There is currently no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

Our current view is that there would be a greater impact on HSBC from a euro exit of Greece, Italy or Spain than from Ireland, Portugal or Cyprus, where our exposures are substantially lower.

In-country funding exposure at 30 September 2012

	Denominated in:
	euros US$bn	US dollars US$bn	other currencies US$bn	Total US$bn
Greece
In-country assets	2.1	0.1	0.1	2.3
In-country liabilities	(1.5)	(0.8)	(0.1)	(2.4)

Net in-country funding exposure	0.6	(0.7)	–	(0.1)

Off-balance sheet exposure/hedging	(0.2)	0.2	0.2	0.2

Italy
In-country assets	1.1	–	–	1.1
In-country liabilities[1]	(1.9)	–	–	(1.9)

Net in-country funding exposure	(0.8)	–	–	(0.8)

Off-balance sheet exposure	0.6	–	–	0.6

Spain
In-country assets	2.9	0.8	0.1	3.8
In-country liabilities	(1.7)	(0.5)	–	(2.2)

Net in-country funding exposure	1.2	0.3	0.1	1.6

Off-balance sheet exposure	0.7	0.2	–	0.9

1	In-country liabilities in Italy include liabilities issued under local law but booked outside the country.

HSBC HOLDINGS PLC

Appendix – selected information (continued)

Selected items included in profit before tax by geographical region and global business

	Quarter ended
	30 Sep 2012 US$m	30 Jun 2012 US$m	31 Mar 2012 US$m	31 Dec 2011 US$m	30 Sep 2011 US$m	30 Jun 2011 US$m	31 Mar 2011 US$m

Non-qualifying hedges
Europe	147	(179)	(59)	349	(444)	(115)	(81)
Hong Kong	(12)	(6)	(12)	–	–	(9)	(5)
Rest of Asia Pacific	10	(16)	(9)	(16)	(6)	–	2
North America	(45)	(380)	199	(138)	(823)	(130)	24

	100	(581)	119	195	(1,273)	(254)	(60)

Retail Banking and Wealth Management	(40)	(388)	200	(133)	(801)	(133)	29
Global Banking and Markets	(21)	9	(23)	31	29	(1)	31
Global Private Banking	4	(2)	–	(2)	1	(6)	2
Other	157	(200)	(58)	299	(502)	(114)	(122)

	100	(581)	119	195	(1,273)	(254)	(60)

Own credit spreads
Europe	(1,426)	345	(1,950)	(64)	3,081	327	(397)
Rest of Asia Pacific	(1)	(1)	(1)	–	4	–	(2)
Middle East and North Africa	(1)	(4)	–	4	14	(4)	–
North America	(305)	134	(693)	21	1,015	124	(190)

	(1,733)	474	(2,644)	(39)	4,114	447	(589)

Acquisitions, disposals and dilutions[1]
Europe	(9)	–	–	–	–	–	–
Hong Kong	46	4	3	3	4	4	4
Rest of Asia Pacific	–	188	84	(7)	7	189	7
Middle East and North Africa	(70)	(3)	3	35	1	–	–
North America	204	3,897	787	588	546	412	647
Latin America	–	107	15	10	96	15	14

	171	4,193	892	629	654	620	672

Retail Banking and Wealth Management	128	3,748	880	598	640	425	659
Commercial Banking	87	246	5	14	11	12	13
Global Banking and Markets	(6)	11	9	–	2	1	–
Global Private Banking	–	58	(2)	(10)	–	1	–
Other	(38)	130	–	27	1	181	–

	171	4,193	892	629	654	620	672

1	For disposed of businesses, this includes the gain or loss on disposal and material results of operations as described on page 5.

HSBC HOLDINGS PLC

Appendix – selected information (continued)

Abbreviations

AML	Anti-money laundering
BSA	Bank Secrecy Act
CMB	Commercial Banking
CML	Consumer and Mortgage Lending portfolio
CRS	Cards and Retail Services business
GB&M	Global Banking and Markets
GPB	Global Private Banking
OFAC	Office of Foreign Assets Control (US)
Ping An	Ping An Insurance (Group) Company of China, Ltd
PPI	Payment Protection Insurance
RBWM	Retail Banking and Wealth Management
RWA	Risk-weighted asset
UK	United Kingdom
US	United States of America